Disclosure regarding Woori Finance Holdings’
plan to purchase unsubscribed shares of Kumho Investment Bank

On May 6, 2013, Woori Finance Holdings Co., Ltd. (“Woori Finance Holdings”) disclosed the following information regarding its plan to purchase, through a public offering, shares of Kumho Investment Bank which remain unsubscribed following a rights offering by Kumho Investment Bank:

Woori Finance Holdings is planning to participate in the public offering (which is scheduled to take place from June 13, 2013 to June 14, 2013) of unsubscribed Kumho Investment Bank shares (the “Shares”) to purchase up to KRW 135.6 billion worth of the Shares. Woori Finance Holdings may choose not to participate in or complete such purchase of Shares upon the occurrence of certain events, including (i) a failure to receive approval from the Financial Services Commission prior to the public offering to include Kumho Investment Bank as a subsidiary of Woori Finance Holdings and (ii) an expected failure of Woori Finance Holdings to acquire at least a 30% equity ownership of Kumho Investment Bank through the proposed public offering.